

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

28 April 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


03022245

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Proposed renewal of the Authority for the Purchase of Own Shares ("Proposed Share Buy-Back") for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **28-04-2003 11:22:28 AM**
Submitted by **RESORTS WORLD** on **28-04-2003 05:12:01 PM**
Reference No **RW-030428-3A486**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RESORTS" OR "THE COMPANY")

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES ("PROPOSED SHARE BUY-BACK")

* **Contents :-**

On 25 June 2002, the shareholders of Resorts approved a proposal by the Company for the purchase of Resorts shares.

The Company wishes to announce that the present mandate granted by the shareholders of Resorts for the Share Buy-Back will expire at the conclusion of the forthcoming Twenty-Third Annual General Meeting ("AGM") of Resorts. In this regard, the Company proposes to seek from its shareholders at an Extraordinary General Meeting to be convened, a renewal of the authority to purchase up to ten percent (10%) of the issued and paid-up share capital of the Company comprising 1,091,843,334 ordinary shares of RM0.50 each as at 28 April 2003.

Yours faithfully
RESORTS WORLD BHD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

22 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company in respect of Announcement on the Incorporation of a Company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **21-04-2003 11:24:58 AM**
Submitted by **RESORTS WORLD** on **21-04-2003 05:01:26 PM**
Reference No **RW-030421-2C342**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **RESORTS WORLD BHD**
* Stock name : **RESORTS**
* Stock code : **4715**
* Contact person : **MR TAN WOOI MENG**
* Designation : **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT ON THE INCORPORATION OF A COMPANY

* **Contents :-**

We wish to announce that Resorts World Bhd had incorporated the following company as a wholly-owned subsidiary:

1.	Name of Company	GHR Risk Management (Labuan) Limited (Company No. LL03660)
2.	Date of incorporation	14 March 2003
3.	Place of incorporation	Federal Territory of Labuan, Malaysia
4.	Purchase consideration Mode of Payment	USD1/- Cash
5.	Percentage interest Number and type of shares	100% 1 ordinary share of USD1/- each.
6.	Directors/Substantial Shareholders' interests (if any)	No direct or indirect interest in the acquisition.

The aforesaid wholly-owned subsidiary is not expected to have any effect on the Group's profit for 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: